

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2024

Ana Maria Mendez
President
Kinetic Group Inc.
2801 NW 74TH Avenue
Miami FL 33122

      Re: Kinetic Group Inc.
          Form 8-K filed May 3, 2024
          File No. 333-216047

Dear Ana Maria Mendez:

    We have reviewed your filing and have the following comment.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 8-K filed May 3, 2024

Item 4.02 Non-Reliance on Previously Issued Financial Statements, page 3

1.   Please amend your report to include the date of the Company's non-reliance determination, and a brief description of the facts underlying your conclusion regarding non-reliance in accordance with Item 4.02 of Form 8-K. Your revised disclosure should describe the accounting error(s) identified and to the extent known its effects on your financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services